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                            WASHINGTON, D.C. 20549

FORM 12b-25                                     COMMISSION FILE NUMBER 0-3953
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                         NOTIFICATION OF LATE FILING

(Check One):

[ ] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [X] Form 10-Q   [ ] Form N-SAR

          For Period Ended: December 31, 1995.
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[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:            .
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Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  Not applicable.
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                      PART I - REGISTRANT INFORMATION

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          Full Name of Registrant:  Sensormatic Electronics Corporation
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          Former Name if Applicable:  Not applicable
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          Address of Principal Executive Office (Street and Number):

                 951 Yamato Road
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          City, State and Zip Code:

                 Boca Raton, Florida  33431-0700
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                      PART II - RULES 12b-25(b) and (c)

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If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]       (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]       (b)   The subject annual report, semi-annual report, transition
                report on Form 10-K, Form 20-F, 11-K or Form N-SAR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]       (c)   The accountant's statement or other exhibit required by Rule
                12b-25(c) has been attached if applicable.

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                             PART III - NARRATIVE

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        State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K,
        10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.


        The Registrant is unable to file the subject report within the prescribed time period because the preparation of the financial statements to be included in the subject report has not been completed. This delay is necessitated by the additional efforts involved in reflecting in the financial statements the restructuring and special charges that are applicable to the second quarter.

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                         PART IV - OTHER INFORMATION

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(1)     Name and telephone number of person to contact in regard to this notification:

               Garrett E. Pierce           (407)                  989-7236
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               (Name)                   (Area Code)          (Telephone Number)


(2)     Have all other periodic reports required under Section 13 or 15(d) of       [X] Yes  [ ] No
        the Securities Exchange Act of 1934 or Section 30 of the Investment
        Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

(3)     Is it anticipated that any significant change in results of operations      [X] Yes  [ ] No
        from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
                                                                                       See Annex 1.
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                      SENSORMATIC ELECTRONICS CORPORATION
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 15, 1996.              By     /s/ Garrett E. Pierce
                                        ------------------------------------
                                                Garrett E. Pierce
                                                Senior Vice President and
                                                Chief Financial Officer



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                                                                         ANNEX 1



The Registrant has implemented a restructuring program resulting in restructuring and special charges totaling $138.6 million pre-tax with an after-tax impact of $87.6 million. Approximately $25 million will involve future cash outlays. On an after-tax basis, $69.6 million, or $0.94 per share, is included in second quarter operating results and the balance, estimated at $18.0 million, or $0.24 per share, will be included in the third quarter results of fiscal year 1996 as required under generally accepted accounting principles.

The restructuring and special charges reflected in the second quarter led to a net loss of $65.1 million, or $0.88 per share, for the three-month period ended
December 31, 1995, and a net loss of $48.2 million, or $0.65 per share, for the six-month period ended December 31, 1995.

The pre-tax restructuring charges of $42.8 million in the second quarter and $26.7 million in the third quarter result from personnel reductions of approximately 775 people across the company, consolidation of operations through facilities closures and product line rationalization resulting in equipment and inventory write-offs. It is estimated that these actions and general expense reductions will save approximately $50 million on an annual basis. The Registrant's engineering and new product development programs remain intact and fully committed.

Special charges for doubtful accounts and other items, primarily inventory and warranty reserves, were $45.3 million and $23.8 million, respectively, in the second quarter. The allowance for doubtful accounts was increased, among other things, to recognize the increased credit risk caused by several significant customer bankruptcies and the poor retail selling season experienced by retailers during the second quarter.

Revenues for the second quarter increased 12% to $244.6 million. For the first six months of fiscal 1996, revenue rose to $511.8 million, a 25% increase.

Without the restructuring and special charges, operating income for the three months ended December 31, 1995, would have been $13.1 million, or 5% of revenue, compared to $35.2 million, or 16% of revenue, for the comparable period last year. For the six-month period ended December 31, 1995, operating income without the restructuring and special charges would have been $41.8 million, or 8% of revenue, compared to $63.6 million, or 16% of revenue, for the prior year.

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                                                                         ANNEX 1

                         Summary Financial Information
                      (in millions, except per share data)


                                         Three Months Ended                   Six Months Ended
                                   -----------------------------       -----------------------------
                                   December 31,     December 31,       December 31,     December 31,
                                       1995             1994               1995             1994
                                   ------------     ------------       ------------     ------------
Revenues                              $  245           $ 218              $  512            $ 409
Cost of sales and
  depreciation on
  revenue equipment                   $  123 [1]       $  90              $  240 [1]        $ 169
Restructuring charges                 $   43           $   -              $   43            $   -
Operating expenses                    $  178 [2]       $  93              $  299 [2]        $ 176
Operating income (loss)               $  (99)          $  35              $  (70)           $  64
Net income (loss)                     $  (65)          $  25              $  (48)           $  45
Earnings (loss)
  per common share                    $(0.88)          $0.36              $(0.65)           $0.65
                                      ======           =====              ======            =====
Number of shares included
  in the computation of
  earnings per common
  share                                   74              71                  74               70


[1]  Includes special charges of $17
[2]  Includes special charges of $52

                                                        CONDENSED BALANCE SHEET

                                             December 31, 1995              June 30, 1995
                                             -----------------              -------------
Cash and marketable securities                     $   84                       $   70
Receivables and leases                             $  410                       $  401
Inventories and revenue equipment                  $  260                       $  291
All other                                          $  842                       $  809
                                                   ------                       ------
Total assets                                       $1,596                       $1,571
                                                   ======                       ======

Payables and other                                 $  285                       $  291
Debt                                               $  417                       $  327
Equity                                             $  894                       $  953
                                                   ------                       ------
Total liabilities and equity                       $1,596                       $1,571
                                                   ======                       ======



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